Texas Instruments Incorporated

July 29, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street NE

Washington, DC 20549

Attention: SiSi Cheng, Jennifer Thompson

Re:	Texas Instruments Incorporated Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Fiscal Quarter Ended March 31, 2025 Response Dated June 26, 2025 File No. 001-03761

Dear Ms. Cheng and Ms. Thompson:

On behalf of Texas Instruments Incorporated (the “Company” or “TI”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) raised in your letter dated July 16, 2025, relating to the Company’s Form 10-K for the year ended December 31, 2024, and Form 10-Q for the quarter ended March 31, 2025.

The Staff’s comments set forth in the above-mentioned letter are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your response to prior comment 1. As the term “discrete tax benefits” could refer to a variety of situations giving rise to adjustments to your income taxes during the quarter, please revise your upcoming Form 10-Q to explain in reasonable detail the nature of and amounts related to each type of material discrete tax benefit that contributed to the fluctuation in your effective tax rate. Please include your proposed future disclosure with your response.

Response:

In future filings, the Company will describe in reasonable detail the discrete tax benefits that contributed to a material fluctuation in the Company’s effective tax rate. Please refer to pages 20 and 22 in the MD&A contained in the Company’s Form 10-Q for the quarter ended June 30, 2025 (the “Q2 2025 Form 10-Q”), for an illustration of the type of disclosure that will be provided.

2. We note your response to prior comment 2. In your upcoming Form 10-Q, please describe the economic or industry-wide factors that affect the quality of, and potential variability of, your earnings and cash flow, providing similar transparency and granularity to the information conveyed on your earnings calls. Please include your proposed future disclosure with your response.

Response:

The Company’s future filings will include a discussion of material economic or industry-wide factors that affect the quality of, and potential variability of, the Company’s earnings and cash flow. Please refer to page 20 in the MD&A contained in the Company’s Q2 2025 Form 10-Q for an illustration of the type of disclosure that will be provided.

3. We note your response to prior comments 3 through 6 and reissue the comments. In your upcoming Form 10-Q, please provide a more informative analysis of the underlying factors contributing to material changes to your results of operations and your financial condition. In doing so, please provide similar transparency and granularity to the information conveyed on your earnings calls. Please include your proposed future disclosure with your response.

Response:

The Company will revise its approach in future filings to include the type of disclosures set forth on pages 18-24 in the MD&A contained in the Company’s Q2 2025 Form 10-Q.

4. We note your response to prior comment 7. Please provide us with your proposed future disclosure of recently issued accounting standards you have not yet adopted.

Response:

The Company added the following disclosure to Note 2 – Basis of presentation and significant accounting policies and practices in its Q2 2025 Form 10-Q:

Changes in accounting standards – standards not yet adopted

ASU 2023-09, Improvements to Income Tax Disclosures

This standard requires disaggregated income tax disclosures on effective tax rate reconciliations and income taxes paid. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. As a result of adopting this guidance, certain of our income tax disclosures will be expanded.

ASU 2024-03, Disaggregation of Income Statement Expenses

This standard requires disaggregated disclosures of certain expense captions into specified categories in the notes to the financial statements. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. We are currently evaluating the potential impact of this standard on our financial statement disclosures.

If you have any questions or require additional information, please call Julie Knecht of Texas Instruments at 214-567-7456.

Very truly yours,

/s/ Rafael Lizardi
Rafael Lizardi
Senior Vice President and
Chief Financial Officer